OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of September 16, 2025 by and between EXCHANGE PLACE ADVISORS TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), and the investment adviser of the Fund, Reflection Asset Management, LLC, a South Carolina limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated September 16, 2025 (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Adviser thereunder; and

WHEREAS, the Adviser desires to limit the Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) of the Fund (or as applicable, each class of shares of the Fund (each, a “Class”)) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.    Limit on Operating Expenses. The Adviser hereby agrees to limit the Operating Expenses of the Fund (or as applicable, each Class of the Fund) to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund (or Class, as applicable). In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund (for the benefit of such Class, as applicable), on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.    Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund (and each Class of shares thereof) is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, and any Rule 12b-1 fees or Shareholder Servicing Plan fees, but does not include any front-end or contingent deferred loads, taxes, interest expense, interest and dividends paid on short sales, acquired fund fees and expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses, such as litigation.

3.    Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

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4.    Term. This Agreement shall become effective on the date specified herein and shall remain in effect through at least December 31, 2030, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.    Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund (or Class, as applicable), upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that (i) it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement and (ii) the obligations under Section 2 hereof shall cease and terminate as to each Fund if the entire Agreement is terminated, and if the entire Agreement is not terminated, as to each Fund with respect to which the Agreement is terminated.

6.    Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.    Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

Notice is hereby given that this Agreement is executed by the Trust on behalf of each Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

EXCHANGE PLACE ADVISORS TRUST	REFLECTION ASSET MANAGEMENT, LLC
on behalf of its series listed on Schedule A

By:	/s/ Ian Martin	By:	/s/ Jason Britton
Name:	Ian Martin	Name:	Jason Britton
Title:	President	Title:	CEO
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Schedule A
to the Operating Expenses Limitation Agreement

Series and Class of Exchange Place Advisors Trust	Operating Expense Limit
Sphere 500 Climate Fund	0.07% (Class R6)
0.30% (Institutional Class)
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